

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 7, 2010

via U.S. mail and facsimile

Mr. David E. Price, Director
Algoil, Inc.
13520 Oriental St.
Rockville, MD 20853

> **RE:** **Algoil, Inc.**
> **Form 8-K Item 4.01**
> **Filed August 23, 2010**
> **Form 8-K/A Item 4.01**
> **Filed September 7, 2010**
> **File No. 0-52556**

Dear Mr. Price:

We have completed our review of your filing and amendment and have no further comments at this time.

Sincerely,

Jenn Do
Staff Accountant